EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)	March 31, 2014	March 31, 2013
Earnings before income taxes	$1,894	$1,961
Fixed charges	192	209
Total earnings available for fixed charges	$2,086	$2,170

Fixed Charges:
Interest expense	$160	$178
Interest component of rental payments	32	31
Total fixed charges	$192	$209
Ratio of earnings to fixed charges	10.9	10.4
The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.